UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Point.360
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

730698 10 7
(CUSIP Number)

Haig S. Bagerdjian 2777 North Ontario Street Burbank, CA 91504 (818) 565-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730698 10 7
1.	Name of Reporting Person Haig S. Bagerdjian I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,970,234 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 2,970,234 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,970,234 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☒
13.	Percent of Class Represented by Amount in Row (11) 29.5%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Point.360, a California corporation (the “Company”), the principal executive offices of which are located at 2777 North Ontario Street, Burbank, California 91504.

Item 2.	Identity and Background

(a)    This Schedule 13D is filed by Haig S. Bagerdjian.

(b)    The principal business address of Mr. Bagerdjian is 2777 North Ontario Street, Burbank, California 91504.

(c)    Mr. Bagerdjian's principal occupation is Chairman, President and Chief Executive Officer of the Company. The Company is principally engaged in servicing the post-production and broadcast distribution needs of entertainment studios, advertising agencies, corporations, and independent producers. The Company's address is 2777 North Ontario Street, Burbank, California 91504.

(d) and (e)    During the last five years, Mr. Bagerdjian (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Bagerdjian is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Bagerjian will use personal funds if he purchases any shares of Common Stock pursuant to the terms of the Proxy and Right of First Refusal Agreement described in Item 4 of this Schedule 13D. The information contained in Item 4, to the extent that it relates to the source of funds to be used in connection with the transactions described in Item 4, is incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction

Mr. Bagerdjian and Julia Stefanko have entered into a Proxy and Right of First Refusal Agreement dated as of January 18, 2007 (the “Agreement”). A copy of the Agreement is filed as Exhibit 99.1 to this Schedule 13D, and the following summary of the Agreement is qualified by reference to the entire text of the Agreement. The terms of the Agreement were determined through arm’s length negotiations between the parties to the Agreement.

Pursuant to the terms of the Agreement, Ms. Stefanko granted to Mr. Bagerdjian an irrevocable proxy with respect to all shares of the Company’s Common Stock that she beneficially owns; provided, however, that the proxy given by Ms. Stefanko is valid only with respect to a vote, consent, waiver, or other action by the Company’s shareholders prior to July 31, 2008 on a proposal regarding a “Change of Control” (as such term is defined in the Agreement). Ms. Stefanko retains the right to deliver a proxy to another person on any other proposal that is to be voted upon by the Company’s shareholders and, as of the date of this Schedule 13D, the Company’s shareholders have not been requested to vote upon any proposed Change of Control.

Pursuant to the Agreement, Mr. Bagerdjian and Ms. Stefanko each gave to the other party a right of first refusal to purchase any shares of Common Stock that he or she proposes to sell prior to July 31, 2008, other than on the open market. Unless Mr. Bagerdjian or Ms. Stefanko proposes to sell shares of Common Stock (excluding on the open market), the other party does not have a right to purchase any shares of Common Stock pursuant to the Agreement. To the knowledge of Mr. Bagerdjian, Ms. Stefanko currently beneficially owns 1,252,568 shares of the Company’s Common Stock, which represent approximately 12.9% of the total outstanding Common Stock.

Depending upon market conditions and other factors that Mr. Bagerdjian deems material, (i) Mr. Bagerjian may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire, and (ii) Mr. Bagerdjian may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. Except as described in the preceding sentence and except for the possible acquisition of shares of Common stock pursuant to the exercise of the right of first refusal contained in the Agreement, Mr. Bagerdjian does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. Mr. Bagerdjian reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

Item 5.	Interest in Securities of the Issuer

Mr. Bagerdjian is the beneficial owner of 2,970,234 shares of the Common Stock of the Company, constituting 29.5% of such class. Mr. Bagerdjian has the right to acquire 335,000 of such 2,970,234 shares pursuant to options that are currently exercisable. Mr. Bagerdjian has sole power to vote, direct the vote of, dispose of, and direct the disposition of, the shares of Common Stock that are described in the two preceding sentences.

By reason of entering into the Agreement, Mr. Bagerdjian and Ms. Stefanko may be deemed to have formed a “group” with each other for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. Mr. Bagerdjian disclaims formation of such a group and disclaims beneficial ownership of any shares of Common Stock that are owned by Julia Stefanko.

Mr. Bagerdjian has not effected any transactions in the Company’s Common Stock during the sixty days prior to the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description in Item 4 above regarding the Agreement 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The following document is included as an exhibit to this Schedule 13D:

99.1	Proxy and Right of First Refusal Agreement dated as of January 18, 2007 between Haig S. Bagerdjian and Julia Stefanko.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 18, 2007	/s/ Haig S. Bagerdjian HAIG S. BAGERDJIAN